Exhibit 4.2

Private and Confidential

DAVID CLEMENTI
DEACON HOUSE

ATHERTON DRIVE

WIMBLEDON COMMON

SW19 5LB

5 SEPTEMBER 2002

Appointment as Chairman

I am delighted that you will be joining Prudential.

I have set out below a record of the terms of your appointment as a director and Chairman of Prudential plc (the Company).  We have agreed that you will join the Board of the Company on 1 December 2002.

Appointment

1.     Your appointment as director and Chairman, is subject to re-election when appropriate by shareholders in general meeting.  The appointment may be terminated by either party giving to the other not less than twelve months’ notice in writing. Your appointment will be subject to the Company’s Articles of Association as amended from time to time.

Duties

2.     Your duties as Chairman (which will be consistent with your position) will be assigned by the Board and will also include the duties set out in the first attachment to this letter.  You will act as Chairman of the Nomination Committee and whilst not a member, will be invited to attend meetings of the Audit and Remuneration Committees.

You will devote such time to your duties as the Board reasonably considers necessary; we would expect this to require at least three days a week and holidays should be taken so as not to interfere with the proper performance of your duties.  A second attachment to this letter describes the frequency of Board meetings and the opportunity for more informal meetings amongst directors.  We would expect you to facilitate and actively participate in these informal gatherings which we consider to be a very important contribution to the effective functioning of the Board.  Group Secretarial will ensure that you have a timetable of relevant events agreed for 2002 and 2003.

Fees

3.     You will be entitled to a fee for your services as director and Chairman of £420,000 per annum  (less any necessary statutory deductions) which will be reviewed annually in June.  This will be payable in arrears by equal monthly instalments. You will not be eligible for participation in the Company’s pension, bonus or share incentive schemes.

Expenses

4.     You will be reimbursed for all reasonable out of pocket expenses necessarily incurred in carrying out your duties in accordance with the Company’s reimbursement policies for directors.

Car and Office Facilities

5.     The use of a chauffeur driven car of a type appropriate to your status will be made available to you.

6.     You will be provided with an office and secretary at the Company’s head office because we expect this to be your principal place of work.

Pension and Life Assurance

7.     The Company will pay a monthly contribution, equal to 25% of your monthly fee, for pension purposes. The Company will provide life assurance cover of 4 times your annual fee.

Medical Cover

8.     The Company will arrange appropriate cover under the terms of its medical insurance scheme (subject to the rules of that scheme from time to time) to provide private health care for you, your wife and dependent children under 21 years of age.  The Company reserves the right to request you to undergo a medical examination as a condition of providing cover.

Shareholding Requirement

9.     You will comply with any shareholding policies for directors adopted by the Company from time to time.  Under our Articles all directors are required to hold 2,500 Prudential shares to be acquired (if necessary) within two months of joining the Board.

Other directorships and business interests

10.   It is recognised that you have other duties and business interests.  You will notify the Board of any conflict of interest which may arise between such other duties and interests and your duties as Chairman.

11.   During your appointment you will obtain agreement from the Board (which shall not be unreasonably withheld) prior to accepting any other directorships.

An additional two directorships is likely to be acceptable (providing they do not interfere with your commitments to the Company) although we would not expect you to hold a position as Chairman of another public company or to take on an executive role.

Code of conduct

12.   During the period of your appointment you will comply with the UK Listing Authority’s Model Code for Securities Transactions by Directors of Listed Companies, the Company’s code of conduct (a copy of which is enclosed) and any internal rules, regulations and policies applicable to directors which the Board may specify from time to time.

Directors & Officers liability

13.   In addition to the protections available under the Directors and officers insurance policies maintained for the Group, in accordance with their terms as amended from time to time, you will also be entitled to the benefit of the formal policy for the protection of directors and employees (as described in the attached letter) and to the letter of indemnity (also attached).

Confidentiality

14.   You will appreciate the need for the highest standards of confidentiality.  You agree not to make use of, divulge or communicate to any person or company (whether during the course of the appointment or at any time after its termination), any confidential information concerning the Company and any of its subsidiaries or associated companies which you acquire by virtue of your position as a director, except in the proper performance of your duties or with the prior consent of the Board.

I should be grateful if you would confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

/s/  Roger Hurn

Sir Roger Hurn

For and on behalf of Prudential plc

Encl.

I have read and agree to the above terms regarding my appointment as a director and Chairman of Prudential plc.

/s/ David Clementi	5.9.02
David Clementi	Date